SHAREHOLDER MEETING RESULTS
(UNAUDITED)

A special meeting of shareholders of the Credit
Suisse Commodity Strategy Funds - Credit Suisse
Commodity ACCESS Strategy Fund (the "Fund") was held at One Madison Avenue, 11th Floor, New
York, NY 10010 on March 14, 2017.  The
following matter was voted upon by the
shareholders of the Fund and the results are presented below. The proposal was approved.

To Elect the Following Nominees as Trustees:


 			FOR		WITHHELD
Laura A. DeFelice	5,839,682	0
Mahendra R. Gupta	5,839,682	0
John G. Popp		5,839,682	0



Total Eligible Shares	5,978,079
Total Shares Voted	5,839,682
% of Shares Voted	97.68%